EXHIBIT 15.(b).1
Valuation and Qualifying Accounts and Reserves
Amount in NOK million

		Additions
	Balance at		Charged to		Balance at
	beginning of	Charged to costs	other accounts		end of
Description	period	and expenses 1)	2)	Deductions1) 3)	period

Year-end december 31, 2006
Allowance for doubtful accounts	784	145	-1	-115	813
Valuation allowance for deferred tax assets	2,591	-681	234		2,144
Asset retirement obligation	7,694	442	4,217	-293	12,060

Year-end december 31, 2005
Allowance for doubtful accounts	891	225	- 99	-233	784
Valuation allowance for deferred tax assets	967	1,054	570		2,591
Asset retirement obligation 4)	6,281	404	1,365	-356	7,694

Year-end december 31, 2004
Allowance for doubtful accounts	922	200	39	-269	891
Valuation allowance for deferred tax assets	1,047	-25	-55		967
Asset retirement obligation	5,235	351	914	-219	6,281

1)	Amounts for 2005 and 2004 include Castings classified as discontinued operations in 2006

2)	Includes amounts recognized as assets held for sale, in business combinations, and foreign currency translation adjustments.

3)	Deductions primarily represent uncollectible accounts charged against the allowance for doubtful accounts and expenditures related to and reductions of asset retirement obligations.

4)	Hydro implemented FASB Interpretation (FIN) No . 47 Accounting for Conditional Asset Retirement Obligations beginning 31 December 2005. FIN 47 is an interpretation of SFAS 143 Accounting for Asset Retirement Obligations which refers to legal obligations to perform asset retirement activities. Effective 1 January 2003, Hydro implemented SFAS 143 for asset retirement obligations, such as decommissioning and abandonment of oil and gas production platforms, facilities and pipelines. The accounting standard requires that the fair value of future asset retirement obligations be recorded in the Company’s balance sheet in the period it is incurred; accordingly, obligations for oil and gas installations should be recognized at the start of production. Asset retirement costs are capitalized as part of the asset’s original cost and depreciated over the asset’s useful life, while changes to the present value of the obligations are charged to earnings. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. FIN 47 implementation mainly relates to brick-lining used in primary aluminum production within Metals. The implementation of FIN 47 resulted in an increase of asset retirement obligation liabilities by NOK 223 million. According to FIN 47 prior year amounts should not be restated.